SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 BITSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                  ------------
                                 (CUSIP Number)

                               Paul A. Gajer, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 5, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP No. 091736 10 8                 13D                 Page 2 of 7 Pages
================================================================================

 1       NAME OF REPORTING PERSONS

                                   Gesfid S.A.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                None

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Switzerland

--------------------------------------------------------------------------------

                      7  SOLE VOTING POWER
                         736,561 shares                                    9.9%
      Number of      -----------------------------------------------------------
       Shares         8  SHARED VOTING POWER
    Beneficially
      Owned By       -----------------------------------------------------------
        Each          9  SOLE DISPOSITIVE POWER
      Reporting          736,561 shares                                    9.9%
       Person
        With         -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 736,561 shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                       CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No. 091736 10 8                13D              Page 3 of 7 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                Antonio Saladino

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                      None

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Switzerland

--------------------------------------------------------------------------------

                      7   SOLE VOTING POWER
                          736,561 shares                                   9.9%
      Number of      -----------------------------------------------------------
       Shares         8   SHARED VOTING POWER
    Beneficially
      Owned By       -----------------------------------------------------------
        Each          9   SOLE DISPOSITIVE POWER
      Reporting           736,561 shares                                   9.9%
       Person        ----------------------------------------------------------
        With         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 736,561 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                              IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement, dated January 19, 2000, constitutes Amendment No. 2 to the Schedule 13D dated December 10, 1999, as amended by Amendment No. 1 tp the
Schedule 13D (collectively, the "Schedule"), regarding the Reporting Persons' ownership of the Common Stock of Bitstream Inc., a Delaware corporation ("Bitstream").

         Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule.

         This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 20, 1999, December 21, 1999 , December 30, 1999, January 5, 2000 and January 6, 2000 the Reporting Persons sold shares of Common Stock in a series of open market transactions.

         The Reporting Persons may sell additional shares of Common Stock from time to time in open market or in privately negotiated transactions. In addition, the Reporting Persons may take other actions with respect to the shares of Common Stock. All of the transactions with respect to the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The following list sets forth the aggregate number and percentage (based on 7,397,049 shares of Common Stock shares of Common Stock outstanding plus such number of warrants included in the Reporting Persons' beneficial ownership) of outstanding shares of Common Stock owned beneficially by the Reporting Persons, as of January 6, 2000:

                                Shares of                 Percentage of Shares
                              Common Stock                  of Common Stock
Name                        Beneficially Owned             Beneficially Owned
----                        ------------------             ------------------

Gesfid S.A.                   736,561 shares                      9.9%
Antonio Saladino              736,561 shares                      9.9%

         (b) The Reporting Persons have sole power to vote and dispose of 736,561 shares of Common Stock (which amount includes warrants to purchase an aggregate of 28,886 shares of Common Stock), representing approximately 9.9% of the outstanding Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock by the reporting person effected from December 15, 1999 through January 6, 2000, inclusive.


                                                       Number of Shares
Name of Shareholder         Date of Disposition    Beneficially Disposed of     Price per Share
-------------------         -------------------    ------------------------     ---------------
Gesfid S.A.              December 20, 1999                  3,000                   $6.00
Gesfid S.A.              December 21, 1999                 15,400                   $6.00
Gesfid S.A.              December 30, 1999                 19,700                  $6.0156
Gesfid S.A.              January 5, 2000                   88,500                  $6.1644
Gesfid S.A.              January 6, 2000                   50,000                  $6.6541

         (d) Not Applicable.

         (e) Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2000
                                     GESFID, S.A.

                                     By:  /s/Giovanni Saladino
                                        ----------------------------------------
                                          Name: Giovanni Saladino
                                          Title: Director of the Executive Board

                                     By:  /s/ Gianmarco Colombo
                                        ----------------------------------------
                                          Name: Gianmarco Colombo
                                          Title: Member of the Executive Board

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2000


                                         /s/Antonio Saladino
                                      ---------------------------------------
                                        ANTONIO SALADINO